Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, April 8, 2003


03050912

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Att.: Public Registry of Stock Market

Ref.: FACTS OF IMPORTANCE

Dear Sirs,

The Management of Ferreyros S.A.A., informs that, making use of the faculties granted by de Board of Directors, yesterday it closed the sale of Matreq S.A., Caterpillar distributor in Bolivia, to Finning International. This sale is effective since 1st April 2003.

Sincerely yours,


SEC MAIL PROCESSING
RECEIVED
APR 10 2003
WASH. D.C.

Ferreyros S.A.A.
MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, April 8, 2003

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders that up to the end of March, had a share participation higher than 0.5% of the shares with right to vote.

Faithfully yours


Ferreyros S.A.A.



MARIELA GARCIA DE FABBRI
Gerente de División Finanzas


SEC MAIL PROCESSING
RECEIVED
APR 10 2003
WASH, D.C. 183 SECTION

RELACION DE ACCIONISTAS

SECU	T.A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCENTAJE
1	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	20,688,451	1.1000	12.782454
2	R	20157036794	IN - CARTADM	16,055,507	1.1000	9.919968
3	R	20170124449	NV -CARTADM	11,736,404	1.1000	7.251391
4	X	038013580	HORSESHOE BAY LIMITED	10,462,028	1.1000	6.464012
5	*	021009695	ATLANTIC SECURITY BANK	10,169,875	1.1000	6.283504
6	E	08191212	MONTERO ARAMBURU EDUARDO	9,762,843	1.1000	6.032017
7	R	20111691631	GONDOMAR S.A.	7,921,590	1.1000	4.894391
8	R	20143980821	HO - CARTADM	6,421,762	1.1000	3.967715
9	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	6,229,226	1.1000	3.848756
10	R	20142829551	PR - CARTADM	6,091,335	1.1000	3.763559
11	R	20171049262	INVERSIONES VARESLI S.A.	5,747,196	1.1000	3.550931
12	*	027012415	HYBISCUS CAPITAL LTD.	4,928,742	1.1000	3.045246
13	R	20137909813	NORTENSIA S.A.	2,660,222	1.1000	1.643630
14	R	20100047218	BANCO DE CREDITO DEL PERU	2,183,036	1.1000	1.348799
15	E	07802917	BERCKHOLTZ HEINEBERG ENRIQUE	2,069,700	1.1000	1.278774
16	R	20215376916	BUSLETT S.A.	1,824,497	1.1000	1.127274
17	E	07778914	SOLANO MORALES ENRIQUE	1,430,000	1.1000	0.883532
18	*	021015391	DUCKTOWN HOLDINGS S.A.	1,408,160	1.1000	0.870038
19	*	024008385	UBS AG ZURICH	1,359,515	1.1000	0.839983
20	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,315,959	1.1000	0.813071
21	E	07270871	FERREYROS ALVAREZ-CALDERON-DE CARMEN	1,259,761	1.1000	0.778349
22	E	08243244	MONTERO MUELLE ALFONSO	1,193,639	1.1000	0.737495
23	E	08773935	BUSTAMANTE LETTS ELSA MARIA	1,128,505	1.1000	0.697252
24	E	07561422	DE LA COLINA VILANOVA NICOLAS	1,127,496	1.1000	0.696629
25	R	20119821151	INMOBILIARIA 301, S.A.	1,124,834	1.1000	0.694984
26	E	09177929	ARRARTE FERREYROS-DE VICTORIA	1,111,643	1.1000	0.686834
27	R	20100228352	CORPORACION CERVESUR S.A.A.	930,728	1.1000	0.575055
28	R	10072743267	FERREYROS DE LOREDO ANA TERESA	897,482	1.1000	0.554513
29	E	07272496	FERREYROS ASPILLAGA CARLOS	828,641	1.1000	0.511980
30	E	07277264	ESPINOSA BEDOYA OSCAR	817,686	1.1000	0.505211